UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES RECEIVING CERTIFICATE TO MARK MECHEL CAMPIA TURZII PLANT’S
PRODUCTS WITH CE MARKING

Romania, Campia Turzii – March 29, 2010.- Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces annual product certification procedure having completed at its Mechel Campia Turzii plant, which is a part of its East-European Steel Division. The audit inspection results confirmed the plant’s procedures compliance to the EU requirements. The plant’s right to mark its products with CE marking has also been confirmed.
At the end of February 2010 audit inspection was carried out at Mechel Campia
Turzii plant in order to check compliance of its products such as welding electrodes of D-PRINS E51 B, SUDOX E50 FAVORIT and metal fiber manufactured in accordance with STAS SR EN 14889-1/2007 standard to the European Union main requirements.
Within the audit process certification body’s specialists in two days provided a complex inspection of the production process of welding electrodes and metal fiber. Production process was tracked from the point of raw materials input to the point of finished products transportation to storage area and the system was recognized as conformable to the EU standards.
CE marking shows product’s compliance to the European procedure requirements represented by the EU standards which establish general requirements and certification rules for particular product groups. CE marking is a security guarantee for various types of products and is obligatory for all goods coming to the European market which are subject to the EU requirements.
Audit inspection was implemented by the AEROQ Bucharest certification body which is authorized by the European Commission to provide certification of products used in the construction industry.
Metal fiber production for concrete reinforcement started at Mechel Campia
Turzii plant at the end of 2009. Fiber usage helps to significantly reduce costs of concrete constructions production as well as improve concrete’s structure, solidity and durability due to more even distribution of metal.
***
Mechel OAO
Ekaterina Videman
Tel.: (495) 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 29, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO